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TANNER
Accountants & Advisors

IDEATION, LLC and Subsidiary
CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended
December 31, 2023 and 2022

IDEATION, LLC and Subsidiary
Table of Contents
For the Years Ended December 31, 2023 and 2022



TANNER

Independent Accountants' Review Report

To the Members' of
Ideation, LLC and Subsidiary

We have reviewed the accompanying consolidated financial statements of Ideation, LLC and Subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, members' equity and cash flows for the years then ended and the related notes to consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Independent Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ideation, LLC and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Independent Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tanner LLC

April 11, 2024

1

36 S. State St., Suite 600, Salt Lake City, UT 84111-1400

IDEATION, LLC and Subsidiary
Consolidated Balance Sheets
December 31, 2023 and 2022

ASSETS	2023	2022
CURRENT ASSETS		
Cash and Cash Equivalents	$ 5,169	$ 60,238
Prepaid Expense	127,500	-
Marketable Securities	2,325,176	1,587,193
Tax Credit Receivable	-	997,477
Note Receivable, Net - Sweets Partners I, LLC	250,000	-
Total Current Assets	2,707,845	2,644,908
Production Costs	7,146,264	7,028,593
OTHER ASSETS		
Note Receivable - Member	687,000	525,000
Accrued Interest on Note Receivable - Member	27,342	13,351
Net Other Assets	714,342	538,351
TOTAL ASSETS	$ 10,568,451	$ 10,211,852
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expense	$ -	$ 9,020
Total Current Liabilities	-	9,020
MEMBERS' EQUITY	$ 10,568,451	$ 10,202,832
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,568,451	$ 10,211,852

See Accountants' Review Report and Notes to Consolidated Financial Statements.

IDEATION, LLC and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Bad Debt Expense	2,153,830	-
Advertising and Marketing Expenses	215,562	-
Total Selling, General and Administrative Expenses	2,369,392	-
OPERATING LOSS	(2,369,392)	-
OTHER INCOME (EXPENSE)		
Gain (Loss) on Sale of Marketable Securities	9,664	(178,247)
Unrealized Gain (Loss) on Marketable Securities	28,910	(51,548)
Miscellaneous Income	2,500	-
Investment Income	447,616	53,287
Advisory Expense	(3,679)	(4,049)
Total Other Income (Expense), Net	485,011	(180,557)
NET LOSS	$ (1,884,381)	$ (180,557)

See Accountants' Review Report and Notes to Consolidated Financial Statements.

3

IDEATION, LLC and Subsidiary
Consolidated Statement of Members' Equity
For the Years Ended December 31, 2023 and 2022

	Contributions	Retained Earnings	Total Member's Equity
As of December 31, 2021	$ 10,000,000	$ 383,389	$ 10,383,389
Net Loss	-	(180,557)	(180,557)
As of December 31, 2022	10,000,000	202,832	10,202,832
Contributions	2,250,000	-	2,250,000
Net Loss	-	(1,884,381)	(1,884,381)
As of December 31, 2023	$ 12,250,000	$ (1,681,549)	$ 10,568,451

See Accountants' Review Report and Notes to Consolidated Financial Statements.

IDEATION, LLC and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (1,884,381)	$ (180,557)
Adjustments to Reconcile Net Loss to Net Cash and Cash		
Equivalents Provided by (Used In) Operating Activities		
(Gain) Loss on Marketable Securities	(38,574)	229,795
Bad Debt Expense	2,153,830	-
Changes in Operating Assets and Liabilities		
Tax Credit Receivable	997,477	-
Prepaid Expenses	(127,500)	-
Accrued Interest	(388,991)	(7,037)
Accounts Payable	(9,020)	(3,472)
NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) OPERATING ACTIVITIES	702,841	38,729
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Marketable Securities	701,537	5,106,881
Purchase of Marketable Securities	(1,400,946)	(4,929,647)
Production Costs	(117,671)	(107,629)
Issuance of Note Receivable - Sweets Partners I, LLC	(2,225,000)	-
Repayment on Note Receivable - Sweets Partners I, LLC	196,170	-
Issuance of Note Receivable - Member	(162,000)	(220,000)
NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(3,007,910)	(150,395)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from Member	2,250,000	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(55,069)	(111,666)
CASH AND CASH EQUIVALENTS - Beginning of Year	$ 60,238	$ 171,904
CASH AND CASH EQUIVALENTS - End of Year	$ 5,169	$ 60,238

See Accountants' Review Report and Notes to Consolidated Financial Statements.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Ideation, LLC was organized December 16, 2019 and is a Delaware limited liability company. Ideation, LLC and its wholly owned Subsidiary, Sight, LLC, (collectively, the "Company") are engaged in producing and marketing a film. The Company completed the production of a film in 2023 and has begun the process of marketing the film throughout the United States.

Basis of Presentation
The consolidated financials of the Company have been prepared in accordance with United States accounting principals generally accepted ("US GAAP").

Principles of Consolidation
The consolidated financial statements include the Company and its wholly owned subsidiary, Sight, LLC. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement
The estimated fair values of the Company's short-term financial instruments, including receivables and payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At times cash and cash equivalents may be in excess of FDIC insurance limits.

Marketable Securities
The Company's marketable securities are recorded at their fair value at December 31, 2023 and 2022, respectively. Unrealized gains and losses are reported in net income (loss). The cost of marketable securities sold is based on specific identification.

Tax Credit Receivable
The Company has access to production tax credits that are designed to promote film production in Canada. Tax credits earned with respect to expenditures on qualifying film production are included as an offset to capitalized production costs when the qualifying expenditures have been incurred provided that there is reasonable assurance that the credits will be realized. Tax credits that are expected to be realized and for which qualifying expenditures have been incurred are recorded as tax credit receivable until the credit is received.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Production Costs
Production costs include capitalized expenditures for the production of films by the Company. Production costs include costs of productions of films which have been completed and costs of productions which are still in production. The production costs are stated at the lower of cost less accumulated amortization, or net realizable value. For films completed and in release, the related capitalized costs are amortized using the individual-film-forecast-computation method, whereby these costs are amortized in the same ratio that current year's revenues bear to management's current estimate of remaining unrecognized ultimate revenues as of the beginning of the current fiscal year from the exhibition or licensing of the films. As of December 31, 2023 the Company had one completed film which had not been released. The Company has determined that no impairment existed during the periods presented. The Company expects approximately 80 to 90% of production costs to be amortized during the year ending December 31, 2024.

Revenue Recognition
The Company's expected revenue stream from theatrical release of its feature film is treated as sales or usage based on royalties and is recognized as revenue starting with the exhibition date and based on the Company's participation in box office receipts of the theatrical exhibitor. Revenue is recognized at the time a customer has completed a transaction with a theater.

Advertising and Marketing Expenses
The cost of printing, advertising and marketing related to the exploration of feature films are expensed as incurred by the Company. The Company incurred advertising and marketing expense of $215,562 and $0 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements. Distributions are paid in order to be used by the members to assist in paying taxes.

In accordance with FASB ASC Topic 740, *Income Taxes*, management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2020. Interest and penalties are classified as expense as incurred.

Subsequent Events
The Company evaluated for the occurrence of subsequent events through April 11, 2024, the date which the financial statements were available for issue.

NOTE 2: NOTES RECEIVABLE - MEMBER

The Company has notes receivable from a member which do not have a due date. The notes bear interest at rates between 1.17% and 3.98%. Accrued interest receivable on the notes was $27,342 and $13,351 of December 31, 2023 and 2022, respectively. In February 2024 the Company advanced an additional $100,000 to the member and received a note receivable bearing interest at 4.18%.

NOTE 3: MARKETABLE SECURITES

Marketable securities are reported at aggregate fair value based on quoted market prices for those securities . The change in net unrealized gains and losses is reported in net income. The specific identification cost basis is used to determine realized gain or loss of securities.

Following is a summary of cost and fair value of marketable securities:

	2023		
	Cost	Net Accumulated Unrealized Gains	Market Value
Treasury Money Market Fund	$ 721,941	$ -	$ 721,941
Tax Exempt Mutual Funds	1,507,471	95,764	1,603,235
	$ 2,229,412	$ 95,764	$ 2,325,176

	2022		
	Cost	Net Accumulated Unrealized Gains	Market Value
Tax Exempt Mutual Funds	$ 1,520,339	$ 66,854	$ 1,587,193
	$ 1,520,339	$ 66,854	$ 1,587,193

IDEATION, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

NOTE 4: FAIR VALUE OF FINANCIAL INVESTMENTS

Accounting principles generally accepted in the United States of America establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Company's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Treasury Money Market Fund : Valued at the closing price reported on the active market on which the individual securities are traded.

Tax Exempt Mutual Funds : Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair value. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

IDEATION, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

NOTE 4: FAIR VALUE OF FINANCIAL INVESTMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31:

	2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Treasury Money Market Fund	$ 721,941	$ -	$ -	$ 721,941
Tax Exempt Mutual Funds	1,603,235	-	-	1,603,235
Total Investments at Fair Value	$ 2,325,176	$ -	$ -	$ 2,325,176

	2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Tax Exempt Mutual Funds	$ 1,587,193	$ -	$ -	$ 1,587,193
Total Investments at Fair Value	$ 1,587,193	$ -	$ -	$ 1,587,193

NOTE 5: NOTE RECEIVABLE

In March 2023, the Company made a loan of $2,225,000 to Sweets Partners I, LLC (Sweets). The note requires one-time 20% interest charge. Sweets will pay the loan balance and the interest fee from the gross amount of revenue received from an initial release of a film produced by Sweets, less the portion thereof used to pay or establish reserves for Sweets' fees and expenses incurred in connection with the collection account manager agreement, applicable guild reserves, distributions fees and expenses set forth in a distribution agreement and the producer's allowances. Sweets will also pay the Company 4% of net proceeds from its film; the Company does not anticipate any of these payments from Sweets. In December 31, 2023, $196,170 of the loan was repaid. As of December 31, 2023 the note receivable was $2,028,830 with an additional accrued interest receivable of $375,000. Due to lower than expected revenues realized by Sweets, the Company has allowed for all but $250,000 of the note receivable and accrued interest receivable from Sweets.

NOTE 6:   SUBSEQUENT EVENTS

In January 2024, the Company entered into a content distribution agreement (the Agreement) with a studio for the exclusive rights to distribute its film in perpetuity, unless certain revenue levels are not met in which case the term will expire after 15 years. The Agreement may also be canceled if the film is not publicly available for any consecutive 12 month period during the term. The Agreement includes a net revenue share, after deductions of certain expenses, of 66.67% for the Company and 33.33% for the studio.